212-848-7885
646-848-7885 (fax)

WRITER’S EMAIL ADDRESS:
nhung.pham@shearman.com

August 6, 2013

Via EDGAR Correspondence Filing

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Ironwood Institutional Multi-Strategy Fund LLC (the “Company”)
(File Nos. [●] and 811-22463)

Dear Ms. Hatch:

Pursuant to the procedures set forth in Release 33-6510, we respectfully request on behalf of the Company that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provide selective review of the Company’s Registration Statement filed on August 6, 2013 on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).

The Staff has recently reviewed the Company’s currently effective Prospectus (the “Current Prospectus”), filed initially on January 14, 2013 on Form N-2 (listed as an EDGAR N-2 filing) and on February 26, 2013 (listed as an EDGAR N-2/A filing), which was declared effective on February 28, 2013.

In our view, the disclosure in the Registration Statement is, in relevant part, not substantially different from the disclosure in the Current Prospectus.  The main changes were to (i) register additional shares, (ii) update the Company’s financial information in accordance with the annual audited financial statements for the fiscal year ended on April 30, 2013, (iii) provide the flexibility to invest in underlying funds organized outside the United States, and (iv) disclose the appointment of Martha Boero as Treasurer. The Registration Statement otherwise reflects comments previously provided by the Staff in its past reviews of the Company’s prospectus.  For your reference, enclosed please find a copy of a blackline illustrating the changes made as between the Registration Statement and the Current Prospectus.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, confirm that all of their comments to the Registration Statement have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As always, we sincerely appreciate your attention to these filings.  Should you have any questions, please do not hesitate to contact me at (212) 848-7885.

Very truly yours,

/s/ Nhung Pham

Nhung Pham

cc:	Laurie Chatoff (Ironwood, Director of Finance)
Nathan J. Greene (S&S)